SBSE-A/A Application Updates

Citigroup Global Markets Ltd
CIK ID :0001012467
NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for September 2022 have been made to remove Leonardo Arduini as CGML NFA CFTC Principals and addition of the following Mr Biswarup Chatterjee and Mr Amit Anil Raja.